 1-A/A LIVE 0001698370 XXXXXXXX 024-10679 true false true TRUE LEAF MEDICINE INTERNATIONAL LTD. A1 2014 0001698370 2000 00-0000000 5 0 100 KALAMALKA LAKE ROAD UNIT 32 VERNON A1 V1T 9G1 778-389-9933 Alixe Cormick Other 2662009.00 50.00 2662059.00 15583.00 2807637.00 218574.00 54502.00 551781.00 2255856.00 2807637.00 294244.00 168030.00 56974.00 -1505621.00 -0.03 -0.03 Davidson & Company LLP common shares 70257787 89785 Canadian Securities Exchange preferred shares 0 0 Not Applicable none 0 0 Not Applicable true true false Tier2 Audited Equity (common or preferred stock) Option, warrant or other right to acquire another security Security to be acquired upon exercise of option, warrant or other right to acquire security N N N Y Y N 14285715 70257787 0.7000 0.70 0.00 0.00 0.00 0.70 Boustead Securities LLC 882260.00 Davidson & Company LLP 20000.00 Venture Law Corporation 40000.00 141391 9057740.00 Underwriters will also receive warrants to purchase 6% of the securities issued in this offering at $1.05 per share. Underwriters' warrants and underlying shares are also being qualified in this offering statement. false false AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY false True Leaf Medicine International Ltd. common shares 14870584 0 $3,524,626 Canadian Dollars Regulation S - All sales were made to non-American residents.